UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.8)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Gary T. Moomjian, Esq.

Moomjian, Waite & Coleman, LLP

350 Jericho Turnpike, Suite 104

Jericho, New York 11753

(516) 937-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

December 20, 2023

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS
Richard Horowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

Number of	7.	Sole Voting Power	0 (see Item 5)
Shares
Beneficially	8.	Shared Voting Power	0
Owned
By
Each	9.	Sole Dispositive Power	0 (see Item 5)
Reporting
Person with:	10.	Shared Dispositive Power	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (see Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (see Item 5)

14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

Introductory Note:

This Amendment No. 8(“Amendment No. 8”) amends a Statement on Schedule 13D dated May 18, 2000 by Richard Horowitz (the “Reporting Person” or “Mr. Horowitz”) and Linda Horowitz, as amended by Amendment No. 1 filed jointly by the Reporting Person, the Estate of Linda Horowitz (the “Estate”) and The Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) on May 23, 2007, Amendment No. 2 filed jointly by the Reporting Person, the Estate and the Trust on April 28, 2008, Amendment No. 3 filed jointly the Reporting Person and the Trust on July 5, 2014, Amendment No. 4 filed by the Reporting Person on October 22, 2014, Amendment No. 5 filed by the Reporting Person on February 20, 2019, Amendment No. 6 filed by the Reporting Person on March 22, 2023, and Amendment No. 7 filed by the Reporting Person on October 13, 2023 (such Statement on Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the “Schedule 13D”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 20, 2023 (the “Closing Date”), the merger of Tools MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Tools AcquisitionCo., LLC, a Delaware limited liability company (“Parent”), with and into the Company, was effective, with the Company surviving the Merger as a wholly owned subsidiary of Parent. On the Closing Date (i) each share of Common Stock issued and outstanding immediately prior to the effective time was cancelled and converted into the right to receive $13.00 per share in cash (the “Per Share Merger Consideration”), and (ii) each share of Common Stock underlying a stock option outstanding immediately prior to the effective time was cancelled and converted into the right to receive the Per Share Merger Consideration less the exercise price. Consequently, the shares of Common Stock beneficially owned by the Reporting Person at the time of the Merger were converted into the right to receive the Per Share Merger Consideration, his stock options were cancelled and converted into the right to receive cash consideration, and the Reporting Person no longer beneficially owns any shares of Common Stock of the Company.

Effective as of the Closing Date, the Voting Agreement terminated.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)	On the Closing Date following the Merger, the Reporting Person did not beneficially own any shares of Common Stock.
(b)	On the Closing Date following the Merger, the Reporting Person did not beneficially own any shares of Common Stock.
(c)	Except as set forth in this Amendment No. 8, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
(d)	Not applicable.
(e)	On the Closing Date following the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2023

/s/ Richard Horowitz
Richard Horowitz